

August 20, 2025

Gary Campbell
Chief Executive Officer
Cytta Corp.
5450 W Sahara Avenue, Suite 300A
Las Vegas, NV 89146

> **Re:  Cytta Corp.**
> **Form 8-K**
> **Filed July 11, 2025**
> **File No. 0-55976**

Dear Gary Campbell:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology